SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
FX Real Estate and Entertainment Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
302709-100

(CUSIP Number)
Mitchell J. Nelson
General Counsel
FX Real Estate and Entertainment Inc.
650 Madison Avenue
New York, New York 10022
Telephone: (212) 838-3100

(Name, address and telephone number of person authorized to receive notices and communications)
March 12, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	6

1	NAMES OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	BK/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		13,777,987

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,066,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,777,987

WITH	10	SHARED DISPOSITIVE POWER

		1,066,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,844,904

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 See Item 5(a) herein.

2

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	6

1	NAMES OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 See Item 5(a) herein.

3

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	6
     This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership (the “Partnership”), and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”). Since the original filing of the Statement, the Partnership, an affiliate of Sillerman, transferred all 1,227,140 shares of Common Stock held by it to Sillerman and, thus, is no longer a reporting person for purposes of the Statement. For purposes hereof, Sillerman and Holdings are sometimes hereinafter collectively referred to as the “Reporting Persons.” From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 1. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Items 2, 3, 5 and 6 of the Statement are hereby amended to the extent hereinafter expressly set forth.
ITEM 2. Identity and Background.
     Item 2 of the Statement is hereby amended to delete all references to and information relating to the Partnership.
ITEM 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On March 12, 2008, Sillerman (including his spouse) exercised and caused Holdings to exercise all of the subscription rights they received in the Issuer’s pending rights offering resulting in the purchase of a total of 3,037,265 shares of Common Stock at the rights offering subscription price of $10 per share. Under the rights offering, the Issuer has offered its stockholders of record as of March 6, 2008 rights to purchase one share of Common Stock at a price of $10 per share for every two shares of common stock held on March 6, 2008. As part of the transaction that created the Issuer in June 2007, holders of approximately 50% of the shares of Common Stock outstanding, representing approximately 20 million shares of Common Stock, waived their rights to participate in the rights offering. As a result, the Issuer is offering 9,871,674 shares of Common Stock in the rights offering under a Registration Statement on Form S-1 (Registration No. 333-149032), as declared effective by the Securities and Exchange Commission on March 6, 2008 (the “Rights Offering Registration Statement”).
     The Reporting Persons used funds from a loan obtained from a bank in the ordinary course of such bank’s business to pay substantially all of the $30,372,650 purchase price for the shares. Sillerman used personal funds to pay the portion of the purchase price not otherwise derived from the loan. Sillerman had agreed to subscribe for and purchase these shares under the Sillerman Investment Agreement described in Item 6 hereof.
ITEM 5. Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement, Sillerman beneficially owns (i) directly 13,777,987 shares of Common Stock and (ii) indirectly 1,066,917 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; and (B) 300,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse), which shares of Common Stock represent in the aggregate approximately 34.7% of the shares of Common Stock deemed outstanding for such purpose, calculated

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	6
based upon the sum of (x) 39,790,247 shares outstanding as of March 6, 2008 as reported in the Issuer’s final prospectus dated March 6, 2008 to the Rights Offering Registration Statement and (y) the 3,037,265 shares of Common Stock purchased by the Reporting Persons in the rights offering described in Item 3 above. Assuming the remaining 6,834,409 shares of Common Stock being offered in the Issuer’s pending rights offering are fully subscribed for in the rights offering, Sillerman’s beneficial ownership would be reduced to and represent approximately 29.9% of the shares of Common Stock then outstanding.
     (b) Sillerman possesses sole voting and sole dispositive power over 13,777,987 shares of Common Stock and possesses shared voting power and dispositive power over 1,066,917 shares of Common Stock.
     (c) Except for the transactions described herein, during the sixty days immediately preceding the date of this statement, the Reporting Persons have not effected any transactions in the Common Stock.
     (d) Sillerman shares the power to direct receipt of dividends from, or proceeds from the sale of, 1,066,917 shares of Common Stock indirectly owned by Sillerman. Sillerman has sole power to direct receipt of dividends from, or proceeds from the sale of, 13,777,987 shares of Common Stock owned directly by Sillerman.
     (e) Inapplicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Statement is hereby amended to add the following information:
     In the first quarter of 2008, a termination event as defined in the repurchase agreement was deemed to have occurred as the average closing price of the shares of Common Stock for the consecutive 30-day period following the date of the CKX Distribution (January 10, 2008) exceeded a price per share that attributes an aggregate value to the Purchased Securities of greater than $100 million. Thus, the repurchase agreement has terminated and is no further force and effect.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	6
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008	/s/	Robert F.X. Sillerman

Robert F.X. Sillerman

Dated: March 13, 2008	Sillerman Capital Holdings, L.P.

/s/ Robert F.X. Sillerman

By: Robert F.X. Sillerman, as President of Sillerman
Capital Holdings, Inc.
Its: General Partner